BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-3706
Brandon.Cage@pacificlife.com
February 5, 2013
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
Initial Registration Statements on Form N-4
File Nos. 333-185326; 333-185327; 333-185328; 811-08946

Separate Account A of Pacific Life & Annuity Company
Initial Registration Statement on Form N-4
File Nos. 333-185329; 333-185330; 333-185331, 811-09203
Dear Ms. Skeens:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated January 8, 2013, in connection with the above referenced Registration Statements on Form N-4, filed December 7, 2012. Our responses apply to all of the filings unless otherwise indicated.
Staff Comments: General Comments.
1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statements.
Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statements.
2. Please confirm supplementally that the contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.
Response: We hereby confirm that the prospectus name for each prospectus will continue to be the same as that associated with the EDGAR class identifier.

Ms. Skeens
February 5, 2013

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: We hereby confirm that there are no third party support agreements; the company is primarily responsible for paying out any guarantees associated with this policy.
4. Right to Restrict/Reject Additional Purchase Payments: In several places, the prospectus reserves the right to reject or restrict additional Purchase Payments. (See, e.g., pp. 8, 19, 40, 44, and 48.) In the disclosure, please provide a more detailed explanation of the circumstances under which this right may be exercised.
Response: We added the following disclosure:
“We may reject or restrict additional Purchase Payments to help protect our ability to provide the guarantees under these riders.”
Staff Comments: Overview.
5. Investments (p. 7): Please include a statement here and in the corresponding section on p. 20 (entitled “Making Additional Purchase Payments”) clarifying that you reserve the right to restrict or decline Purchase Payments for any rider.
Response: We added the following disclosure, in bold, to both sections:
“If you purchase an optional rider, we reserve the right to reject or restrict, at our discretion, any additional Purchase Payments. If we decide to no longer accept Purchase Payments for any Rider, we will not accept subsequent Purchase Payments for your Contract or any other optional living benefit rider that you may own. We may reject or restrict additional Purchase Payments to help protect our ability to provide the guarantees under these riders.”
6. Investment Options (p. 7): Please include a statement in this section clarifying that certain riders may limit the contract owner’s investment options.
Response: We added the following disclosure:
“The purchase of an optional living benefit rider may limit the number of Investment Options that are otherwise available to you under the Contract while a rider is in effect. See OPTIONAL LIVING BENEFIT RIDERS — General Information – Investment Allocation Requirements.”
7. Optional Riders (p. 9): Please consider revising the formatting to make it easier to distinguish where the Guaranteed Protection Advantage 3 discussion ends and the general discussion of optional riders (in the paragraph beginning “You can find more information....”) picks up again.
Response: We added the following heading, in italics, after the Guaranteed Protection Advantage 3 discussion:
“Additional Information Applicable to Optional Living Benefit Riders”

Ms. Skeens
February 5, 2013

Staff Comments: Fee Table.
8. Contract Transaction Expenses/Four Year Withdrawal Charge Option (p. 11) (Pacific Journey Select only):
a. For clarity, please consider referring to the Maximum Withdrawal Charge Schedule “without Four Year Withdrawal Charge Options” as a “Six Year Withdrawal Charge.”
Response: For clarity, we removed the reference to “without Four Year Withdrawal Charge Option”.
b. Use of the term “Option” to describe the Four Year Withdrawal is potentially confusing, since the same term (“Option”) is also used to describe several other Contract features (e.g. Investment Options, Fixed Option and Annuity Options). Please consider using another term to describe this feature.
Response: We will take that into consideration.
9. Periodic Expenses/Optional Rider Annual Expenses (pp. 11-12): Footnotes 9, 10, 11, and 12 to this table state that the “quarterly amount may increase or decrease due to changes in the Protected Payment Base [or the Guaranteed Protection Amount, as applicable].” Please revise this statement to clarify that the quarterly amount also may increase or decrease as a result of changes in the 10-Year Treasury Rate. In addition, as footnotes 9, 10 and 11 are nearly identical, please consider consolidating them into a single footnote.
Response: We added the following disclosure [new disclosure underlined for your reference]:
“The quarterly amount deducted may increase or decrease due to changes in your Protected Payment Base and/or due to changes in the annual charge percentage applied.”
In addition, we consolidated footnotes 9, 10 and 11 and modified the disclosure accordingly.
10. Examples (p.14) (Pacific Journey Select Only): Since the maximum periodic Contract expenses would include the Four Year Withdrawal Charge Options, please revise these examples to reflect this charge. Alternatively, if this charge is already reflected in the examples, please so state in the discussion.
Response: The charge for the Four Year Withdrawal Charge Option is already included in the calculations. We modified the disclosure to make it clear that the Four Year Withdrawal Charge Option is included.
Staff Comment: Optional Rider Charges (pp. 27-28).
11. The first paragraph of this section states that the annual charge percentage is based on the 10-Year Treasury Rate monthly average as published by the Federal Reserve. Please disclose where contract owners may find the current published 10-Year Treasury Rate (online and/or in print). In addition, if a contract owner may obtain this information (i.e., the 10-Year Treasury Rate and/or the current fee) from the company (by, for example, calling a toll-free telephone number), please so state in the disclosure.
Response: We modified the disclosure as follows [new disclosure underlined for your reference]:

Ms. Skeens
February 5, 2013

“The applicable maximum annual charge percentage is based on the 10-Year Treasury Rate (the monthly average as published by the Federal Reserve which can be obtained at www.federalreserve.gov).”
12. Please explain more fully in this section the purpose of the variable pricing feature for the optional riders. For example, if this feature is intended to reduce the company’s exposure to interest rate risk, please so state.
Response: Please see our response to 14 and 15 below.
13. The term “Protected Payment Base,” which is used in the table on p. 27, is not defined until p. 42. Please include a cross-reference to the definition of this term or, alternatively, please include a definition of this term in the Glossary. Similarly, the term “Guaranteed Protection Amount,” which is also used in this table, is not defined until p. 60. Again, please include a cross reference to the definition of this term or, alternatively, please include a definition of this term in the Glossary.
Response: We added the following footnote to the table on page 27:
“1 Protected Payment Base or Guaranteed Protection Amount are defined, where applicable, in the Rider Terms subsection for each rider referenced above. See OPTIONAL LIVING BENEFIT RIDERS.”
We also added a footnote reference in the table where the terms Protected Payment Base and Guaranteed Protection Amount first appear.
14. In the second paragraph of this section, please clarify how the annual charge percentage for the following three months will be calculated. (That is, is it an average of three 10-Year Treasury Rate monthly averages, an overall three-month average, or some other method of calculation?)
15. The second paragraph of this section states that “[o]ther economic factors” may influence the level of the annual charge percentage. Please specify in the disclosure what kind of “economic factors” may potentially influence this charge. For clarity (and if accurate), please consider including an explanation in this section that, as a result, the current rider charge may be less than the maximum charge shown in the chart.
Response to 14 and 15: We replaced the second paragraph with the following:
“Generally, as economic factors improve, the annual charge percentage may decrease and as economic factors decline, the annual charge percentage may increase. The annual charge will change based on current economic factors including interest rates and equity market volatility but is subject to the maximum annual charge percentage in the table above. We determine, at our sole discretion, whether a change in the annual charge percentage will occur subject to the maximum annual charge percentage in the table above. This rider pricing structure is intended to help us provide the guarantees under the riders.
Every 3 months, generally on or about February 1, May 1, August 1 and November 1, we declare what the annual charge percentage will be for the following 3 month period (e.g. May through July). For example, when determining the annual charge percentage for May 1, we will use the 10-Year Treasury Rate monthly average for the month of March to see which maximum annual charge is in effect, and then

Ms. Skeens
February 5, 2013

determine, at our sole discretion, whether a change in the annual charge percentage will occur. The annual charge percentage may be less than the applicable maximum annual charge percentage shown in the table above. See the hypothetical examples below.”
16. Please explain supplementally how an investor might be aware of, or be able to discover, the current rider charge they are being assessed.
Response: Prior to purchase, a prospective or current contract owner may contact his or her financial advisor or us directly to determine what the current annual charge percentage is. Once a rider is purchased, the initial annual charge percentage is reflected on the specifications page of the Contract’s rider. If the price changes (which can only occur on a Contract Anniversary once purchased) the new annual charge percentage will be reflected on a confirmation statement.
17. The first paragraph on p. 28 states that the company may substitute another measure for determining the annual rider charge percentage “[s]hould the 10-Year Treasury Rate no longer be available or otherwise ....” (emphasis supplied).
a. Please explain supplementally what circumstances, apart from unavailability of the 10-Year Treasury Rate, might result in the selection of another measure.
Response: Unavailability would be the only circumstance where we would change to a different measure. As a result, we removed the “or otherwise” reference in the disclosure.
b. Please explain supplementally what other measures may be used.
Response: In the remote chance that the 10-year Treasury Rate is no longer available to determine the maximum annual charge percentage in effect, we would determine a supplemental measure at the time of such an event.
18. The final paragraph of this section states “we will waive the rider charge when full annuitization of your Contract occurs,” but then goes on to add that the annual charge is only waived for the quarter that annuitization occurs. Please clarify in the disclosure whether the waiver is temporary (i.e., only for the quarter that annuitization occurs) or permanent.
Response: We modified the last paragraph as follows:
“Once your Contract Value is zero, the rider annual charge will no longer be deducted. In addition, we will waive the rider charge for the quarter in which full annuitization of the Contract occurs and the rider annual charge will no longer be deducted.”
Staff Comment: Death Benefits and Optional Death Benefit Riders.
19. Death Benefit Amount (p. 33) and Stepped-Up Death Benefit (pp. 35): In the second bullet point under “Death Benefit Amount” on p.33, please bold the second sentence beginning “The reduction made, when the Contract Value is less than the sum of all Purchase Payments....” Please also bold the corresponding sentence in the Death Benefit Amount section for the Stepped-Up Death Benefit on p. 35.
Response: We made the sentence bold in both sections.

Ms. Skeens
February 5, 2013

20. Earnings Enhancement Guarantee (p. 36) (Pacific Journey Select only): Please remove the reference to Credit Enhancements from the disclosure as this filing does not offer such Credit Enhancements.
Response: Thank you for bringing this to our attention. We removed the reference to any Credit Enhancements.
Staff Comment: Appendix E.
21. Standard Death Benefit Amount (p. 104): For clarity, please consider adding a column specifying the “Standard Death Benefit Amount”’ in the charts on this page.
Response: We will take that into consideration.
Staff Comment: Powers of Attorney.
22. Please provide powers of attorney that relate specifically to these registration statements as required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.
Response: We will include updated powers of attorney in the next pre-effective amendment.
Staff Comment: Tandy Representations.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.

Ms. Skeens
February 5, 2013

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ Brandon J. Cage
Brandon J. Cage